SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 4, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: One Nokia stock exchange release dated March 4, 2021:

•	Notice of the Annual General Meeting of Nokia Corporation

Nokia Corporation

Stock Exchange Release

March 4, 2021 at 12:00 (CET +1)

Notice of the Annual General Meeting of Nokia Corporation

Notice is given to the shareholders of Nokia Corporation (the "Company") of the Annual General Meeting to be held on Thursday April 8, 2021 at 3:00 p.m. in the Company’s headquarters at Karakaari 7, Espoo, Finland. Participation and exercise of shareholder rights in the Meeting is possible only by voting in advance and by submitting counterproposals and asking questions in advance in accordance with the instructions given in section C of this notice and otherwise by the Company. It is not possible for the shareholders or their proxy representatives to participate in the Meeting at the meeting venue.

The Board of Directors of the Company has resolved on extraordinary measures pursuant to the legislative act concerning temporary deviations from the Companies Act (677/2020), which entered into force on October 3, 2020. In order to restrict the spread of the COVID-19 pandemic, the Annual General Meeting will be held without shareholders’ and their proxy representatives’ presence at the Meeting venue. This is necessary in order to ensure the health and safety of the shareholders, employees and other stakeholders of the Company as well as to organize the Meeting in a predictable way allowing equal means for shareholders to participate while also ensuring compliance with the current restrictions set by the authorities.

It is possible to follow the Annual General Meeting through a webcast, provided that the webcast can be arranged in compliance with all regulatory rules and restrictions imposed by the Finnish authorities due to the COVID-19 pandemic. Instructions regarding the webcast will be available on the Company’s website www.nokia.com/agm. It is not possible to ask questions, make counterproposals or vote through the webcast, and following the webcast is not considered as participation or any kind of exercise of shareholder rights in the Meeting.

A. Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

The Chair of the Meeting will be Seppo Kymäläinen, attorney-at-law.

In case Seppo Kymäläinen would not be able to act as the Chair of the Meeting for a weighty reason, the Board of Directors will name another person it deems most suitable to act as the Chair of the Meeting.

3. Election of a person to confirm the minutes and a person to verify the counting of votes

The person to confirm the minutes and to verify the counting of votes will be Ulla Nyberg, the Company’s Senior Legal Counsel.

In case Ulla Nyberg would not be able to act as the person to confirm the minutes and to verify the counting of votes for a weighty reason, the Board of Directors will name another person it deems most suitable to act in that role.

4. Recording the legal convening of the Meeting and quorum

5. Recording the attendance at the Meeting and adoption of the list of votes

The shareholders who have voted in advance and who have the right to participate in the Meeting pursuant to Chapter 5 Sections 6 and 6a of the Finnish Limited Liability Companies Act will be recorded to have attended the Meeting. The list of votes will be adopted according to the information provided by Euroclear Finland Oy.

6. Presentation of the Annual Accounts, the review by the Board of Directors and the auditor’s report for the financial year 2020

As participation in the Meeting is possible only in advance, the “Nokia in 2020” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report is deemed to have been presented to the Meeting once it is published in week 9 of 2021, after which it is available on the Company’s website www.nokia.com/agm.

7. Adoption of the Annual Accounts

The Board of Directors proposes that the Annual General Meeting adopt the Annual Accounts.

8. Resolution on the use of the profit shown on the balance sheet

Both Nokia Corporation and the Nokia Group reported a loss for the financial year 2020. While Nokia has strengthened its cash position, the Board of Directors continues to focus on ensuring Nokia’s ability to increase investments in 5G and strategic areas, while continuing to establish a track record of sustainable cash generation.

Therefore, the Board of Directors proposes to the Meeting that no dividend be paid based on the balance sheet to be adopted for the financial year ended on December 31, 2020.

9. Resolution on the discharge of the members of the Board of Directors and the President and CEO from liability for the financial year 2020

10. Addressing the Remuneration Report

As participation in the Meeting is possible only in advance, the Remuneration Report is deemed to have been presented to the Meeting once it has been published by a stock exchange release in week 9 of 2021, after which it is available on the Company’s website www.nokia.com/agm. The resolution to adopt the Remuneration Report is advisory.

11. Resolution on the remuneration to the members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee has made a recommendation to the Board to introduce additional annual fees to be paid to the members of the Personnel Committee and Technology Committee in addition to the Committee Chairs.

Other remuneration payable to the Board members would remain unchanged and no additional annual fee payable to the Committee members is proposed to be paid to the members of the Corporate Governance and Nomination Committee or the Chair of the Board for her service in any of the Board Committees.

Consequently, on the recommendation of the Board’s Corporate Governance and Nomination Committee, and in line with the Company’s Remuneration Policy presented to and adopted by the Annual General Meeting 2020, the Board of Directors proposes to the Annual General Meeting that the annual fees payable for a term ending at the close of the next Annual General Meeting be as follows:

•	EUR 440 000 for the Chair of the Board;

•	EUR 185 000 for the Vice Chair of the Board;

•	EUR 160 000 for each member of the Board;

•	EUR 30 000 each for the Chairs of the Audit Committee and Personnel Committee and EUR 20 000 for the Chair of the Technology Committee as an additional annual fee; and

•	EUR 15 000 for each member of the Audit Committee and Personnel Committee and EUR 10 000 for each member of the Technology Committee as an additional annual fee.

In addition, the Board proposes that the meeting fees for Board and Board Committee meetings payable to all the other Board members, except for the Chair of the Board, remain at current level. These meeting fees based on travel required between the Board member’s home location and the location of a meeting would be paid for a maximum of seven meetings per term as follows:

•	EUR 5 000 per meeting requiring intercontinental travel; and

•	EUR 2 000 per meeting requiring continental travel.

Only one meeting fee would be payable in the usual case of multiple Board and Board Committee meetings per eligible travel.

Furthermore, the Board also proposes that members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Board Committee work.

It is proposed that approximately 40 per cent of the annual fee be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The meeting fee, travel expenses and other expenses would be paid in cash.

12. Resolution on the number of members of the Board of Directors

On the recommendation of the Board’s Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the number of Board members be eight (8).

13. Election of members of the Board of Directors

Elizabeth Nelson has informed that she will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. The Board proposes, on the recommendation of the Board’s Corporate Governance and Nomination Committee, that the following eight current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the next Annual General Meeting: Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou, Carla Smits-Nusteling, and Kari Stadigh.

All candidates for the Board of Directors and evaluation on their independence are presented on the Company’s website www.nokia.com/agm.

14. Resolution on the remuneration of the Auditor

On the recommendation of the Board’s Audit Committee, the Board of Directors proposes to the Meeting that the auditor to be elected for the financial year 2022 be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

15. Election of Auditor for the financial year 2022

Since 2019 the Board of Directors has proposed to the Annual General Meeting that the shareholders would elect the auditor for the financial year commencing next after the election. Therefore, on the recommendation of the Board’s Audit Committee, the Board of Directors proposes to the Meeting that Deloitte Oy be re-elected as the auditor of the Company for the financial year 2022.

Deloitte Oy has informed the Company that in the event it is re-elected as the auditor, the auditor in charge will be Authorized Public Accountant Marika Nevalainen.

16. Authorization to the Board of Directors to resolve to repurchase the Company’s own shares

The Board of Directors proposes that the Meeting authorize the Board to resolve to repurchase a maximum of 550 million shares, which corresponds to less than 10 per cent of the Company’s total number of shares. The repurchases under the authorization are proposed to be carried out by using funds in the unrestricted equity, as resolved by the Board, which means that the repurchases will reduce distributable funds of the Company.

The price paid for the shares under the authorization shall be based on the market price of Nokia shares on the securities markets on the date of the repurchase. Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board. The Company may enter into derivative, share lending or other arrangements customary in capital market practice.

The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). The Board shall resolve on all other matters related to the repurchase of Nokia shares.

It is proposed that the authorization be effective until October 7, 2022 and terminate the authorization for repurchasing the Company’s shares granted by the Annual General Meeting on May 27, 2020.

17. Authorization to the Board of Directors to resolve to issue shares and special rights entitling to shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to issue in total a maximum of 550 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or more issues during the effective period of the authorization. The Board may issue either new shares or treasury shares held by the Company. The proposed maximum amount corresponds to less than 10 per cent of the Company’s total number of shares as of the date of this proposal.

Shares and special rights entitling to shares may be issued in deviation from the shareholders’ pre-emptive rights as a directed share issue within the limits set by law. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans or for other purposes resolved by the Board.

The Board would resolve on all terms and conditions of the issuance of shares and special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act.

It is proposed that the authorization be effective until October 7, 2022 and terminate the authorization for issuance of shares and special rights entitling to shares resolved at the Annual General Meeting on May 27, 2020.

18. Closing of the Meeting

B. Documents of the Annual General Meeting

This notice, all the proposals by the Board of Directors relating to the agenda of Meeting, the Remuneration Report as well as the “Nokia in 2020” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report, are expected to be available on the Company’s website at www.nokia.com/agm in week 9 of 2021. The “Nokia in 2020” annual report will be sent to shareholders upon request. The minutes of the Annual General Meeting will be available on the Company’s website www.nokia.com/agm latest on April 22, 2021.

C. Instructions for the participants of the Annual General Meeting

The Company takes the threat of the COVID-19 pandemic seriously, and in its efforts to prevent the spread of the COVID-19 pandemic, the Annual General Meeting has been decided to be held without shareholders and their proxy representatives’ presence at the Meeting venue. This is necessary especially in order to ensure the health and safety of the Company's shareholders, employees and other stakeholders. The Company’s shareholders and their proxies can participate in the Meeting and use their shareholder rights only by voting in advance and by submitting counterproposals and asking questions in advance by following the below instructions.

It is possible to follow the Annual General Meeting through a webcast, provided that the webcast can be arranged in compliance with all regulatory rules and restrictions imposed by the Finnish authorities due to the COVID-19 pandemic. Instructions regarding the webcast will be available on the Company’s website www.nokia.com/agm. It is not possible to ask questions, make counterproposals or vote through the webcast, and following the webcast without voting in advance, or issuing a proxy related thereto, is not considered as participation or any kind of exercise of shareholder rights in the Meeting.

1. The right to participate in the Meeting

Each shareholder, who on March 25, 2021 is registered in the Register of Shareholders of the Company, maintained by Euroclear Finland Oy, has the right to participate in the Annual General Meeting. A shareholder, whose shares are registered on his/her Finnish book-entry account, is automatically registered in the Register of Shareholders of the Company. If you do not have a Finnish book-entry account, see section 4. Holders of nominee-registered shares or section 5. Holders of American Depositary Receipts (ADR). Shareholders cannot participate in the Meeting by any other means than voting in advance in the manner instructed below as well as by submitting counterproposals and asking questions in advance.

2. Registration and voting in advance for shareholders registered in the shareholders’ register maintained by Euroclear Finland Oy

Shareholders with a Finnish book-entry account, who wish to participate at the Annual General Meeting, must register for the Meeting by giving a prior notice of participation and by delivering their votes in advance no later than by March 30, 2021 at 4:00 p.m. (EET) by which time the notice and votes need to be received.

Registration and advance voting will open on March 10, 2021 by 10:00 a.m. and end on March 30, 2021 at 4:00 p.m. (EET). A shareholder, who has a Finnish book-entry account, may register and vote in advance by the following means:

a) through the Company's website at www.nokia.com/agm

Private persons can register and vote by using strong authentication (for example Finnish bank ID). For legal persons, a business ID and the book-entry account number of the shareholder are needed for voting in advance.

b) by email or mail

A shareholder may send the advance voting form available on the Company’s website to Euroclear Finland Oy by email at yhtiokokous@euroclear.eu or by regular mail to Euroclear Finland Oy, Yhtiökokous/Nokia Oyj, P.O. Box 1110, FI-00101 Helsinki.

In connection with the registration, a shareholder or a proxy representative is required to provide the personal information requested. The personal information collected will only be used in connection with the Annual General Meeting and registrations related to it.

If a shareholder participates in the Meeting by sending the votes in advance by mail or email to Euroclear Finland Oy, in accordance with applicable instructions, the delivery of the votes constitutes due registration for the Meeting. No other separate notification of participation is required.

Further instructions relating to the advance voting will be available on the Company's website www.nokia.com/agm and information is also available by telephone at +358 20 770 6870 from Monday to Friday at 9:00 a.m. to 4:00 p.m. (EET).

3. Proxy representatives and powers of attorney

A shareholder may participate in the Annual General Meeting by proxy. The proxy representative of a shareholder is also required to vote in advance in the manner instructed in this notice. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate their right to represent the shareholder. Should a shareholder participate in the Meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Meeting. Proxy authorization documents should be delivered to Euroclear Finland Oy by letter to Euroclear Finland Oy, Yhtiökokous/Nokia Oyj, P.O. Box 1110, FI-00101 Helsinki or by email at yhtiokokous@euroclear.eu at the latest by March 30, 2021 at 4:00 p.m. (EET).

4. Holders of nominee-registered shares

A holder of nominee-registered shares has the right to participate in the Annual General Meeting by virtue of such shares, based on which they on the record date of the Annual General Meeting, i.e. on March 25, 2021, would be entitled to be registered in the shareholders’ register of the company held by Euroclear Finland Oy. The right to participate in the Meeting requires, in addition, that the shareholder on the basis of such shares has been registered into the temporary shareholders’ register held by Euroclear Finland Oy at the latest by April 1, 2021 by 2:00 p.m. (EET). As regards nominee-registered shares this constitutes due registration for the Annual General Meeting.

A holder of nominee-registered shares is advised to request without delay necessary instructions regarding the temporary registration in the shareholders’ register of the company, the issuing of proxy documents and registration for the AGM from his/her custodian bank. The account management organization of the custodian bank shall temporarily register a holder of nominee-registered shares, who wants to participate in the AGM, into the shareholders’ register of the company at the latest by the time stated above. In addition, the account management organization of the custodian bank shall arrange advance voting on behalf of the holders of nominee registered shares. Further information on these matters can also be found on the company’s website www.nokia.com/agm.

5. Holders of American Depositary Receipts (ADR)

A holder of American Depositary Shares (ADR) intending to vote at the Meeting shall without delay notify the Depositary Bank of Nokia, Citibank, N.A., of his/her intention and shall comply with the instructions provided by Citibank, N.A.

6. Other instructions and information

Shareholders who hold at least 1/100 of all shares in the Company have a right to make counterproposals on the agenda items for the Meeting, to be put for a vote. Such counterproposals are required to be sent to the Company by email to agm@nokia.com no later than by March 9, 2021 at noon (EET). The shareholders shall in connection with the counterproposal present sufficient evidence of their shareholding in the Company. The counterproposal will be taken to a vote in the Meeting provided that the shareholders making the counterproposal have the right to participate in the Meeting and that they hold at least 1/100 of all outstanding shares in the Company on the record date of the Meeting. Should the counterproposal not be taken to a vote at the Meeting, votes in favor of the counterproposal will not be taken into account. The Company will publish the counterproposals eligible for voting on the Company’s website www.nokia.com/agm on March 10, 2021 at the latest.

Shareholders have the right to ask questions referred to in Chapter 5, Section 25 of the Finnish Limited Liability Companies Act with respect to the matters to be considered at the Meeting. Such questions must be sent by email to agm@nokia.com no later than March 19, 2021 at 4:00 p.m. (EET). Shareholders shall in connection with their questions present sufficient evidence of their shareholding in the Company. Such questions from shareholders, the Company’s management’s answers to them, and any counterproposals that have not been considered to be put for a vote are available on the Company’s website www.nokia.com/agm on March 24, 2021.

Information on the General Meeting required by the Finnish Limited Liability Companies Act and the Securities Markets Act is available on the Company’s website www.nokia.com/agm.

Changes in the number of shares held after the record date of the Annual General Meeting shall not have an effect on the right to participate the Meeting nor on the number of votes held by a shareholder in the Meeting.

On the date of this notice of the Annual General Meeting the total number of shares in Nokia Corporation and votes represented by such shares is 5 675 461 159.

BOARD OF DIRECTORS

About Nokia

We create the critical networks and technologies to bring together the world’s intelligence, across businesses, cities, supply chains and societies.

With our commitment to innovation and technology leadership, driven by the award-winning Nokia Bell Labs, we deliver networks at the limits of science across mobile, infrastructure, cloud, and enabling technologies.

Adhering to the highest standards of integrity and security, we help build the capabilities we need for a more productive, sustainable and inclusive world.

For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:

Nokia Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2021	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate